Exhibit 2
To Shareholders in the United States:
Both parties of the Joint Share Transfer Agreement referred to in this document, CHINTAI Corporation and ABLE INC., have been incorporated under the laws of Japan. The joint share transfer described in this document is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase shares otherwise than under the joint share transfer, such as in open market or privately negotiated purchases or through subscriptions of newly issued shares.
This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

April 12, 2010

Company Name:	ABLE, INC.
Representative:	Representative Director/President Ryuji Hirata (JASDAQ. Code No. 8872)
Contact:	Kenichiro Yagishita Director
Tel:	03-5414-0617
Notice Regarding Partial Changes to the Fiscal Term and Articles of Incorporation,
and Accompanying Prospects from Hereon
     At a Board of Directors’ meeting held on April 12, 2010, it was decided to propose a resolution at the 31 st Annual Meeting of Shareholders to be held on June 29, 2010, to make changes to the Articles of Incorporation, together with related forecasts, as explained below.
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     At a Board of Directors’ meeting held on April 12, 2010, it was decided that, in order to establish a joint holding company through a share transfer (hereafter, “Joint Share Transfer”) between this Company and CHINTAI Corporation (hereafter, “CHINTAI”), the “Matter regarding the Approval of the Joint Share Transfer” (hereafter, “Share Transfer Approval Resolution”) will be proposed at the 31 st Annual Meeting of Shareholders. If the Share Transfer Approval Resolution is approved and the Joint Share Transfer comes into effect, this company will become a wholly-owned subsidiary of “ABLE CHINTAI HOLDINGS INC.” (hereinafter, the “Holding Company”) which will become a wholly- owning parent company through such Joint Share Transfer. Accordingly, the following changes, including changes to the fiscal term, will be made.
I. Changes to the Fiscal Term
1. Reason for the Changes to the Fiscal Term
     As stated above, and provided that an approval is obtained at the 31 st Annual Meeting of Shareholders, this Company shall become, as of November 1, 2010, a wholly-owned subsidiary of the Holding Company, which shall be established on such same date. For this reason, this Company’s fiscal year shall be set to that of the Holding Company as its wholly-owning parent company.
2. Content of the Changes to the Fiscal Term

Currently:	March 31 of each year
Post Changes:	October 31 of each year
     In addition, it is expected that the accounting period for the 32nd fiscal term (the current term), which would be the fiscal term under transition when changes are made, will cover a seven months period from April 1, 2010, to October 31, 2010.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.
II. Changes to the Articles of Incorporation
1. Intended Changes to the Articles of Incorporation
     1) Deletion of the Record Date of the Annual Meeting of Shareholders
     Presently, in accordance to the provisions of Article 124 of the Companies Act, this Company sets forth the record date of the Annual Meeting of Shareholders in Article 11 of the existing Articles of Incorporation. However, after the Joint Share Transfer comes into effect, the Holding Company will become the only shareholder of this Company. Therefore, Article 11 shall be deleted, and the numberings for Article 12 and all subsequent articles in the existing Articles of Incorporation shall be moved up by one number accordingly.
     2) Changes to the Fiscal Year and Convocation Period of the Annual Meeting of Shareholders
     In accordance to the changes made to the fiscal term (as stated in Section I. above), this Company’s fiscal year shall be set to that of the Holding Company as its wholly-owning parent company as set forth in Article 46 of the proposed changes. At the same time, the convocation period of the Annual Meeting of Shareholders shall be changed to within three months from the end of each fiscal year, as set forth in Article 11 of the proposed changes. In addition, it is expected that the accounting period for the 32nd fiscal term (the current term), which would be the fiscal term under transition when changes are made, will cover a seven months period from April 1, 2010, to October 31, 2010.
     3) Dividends
     The record date for this Company’s surplus dividend payments shall be set to the record date of the Holding Company as its wholly-owning parent company, as set forth in Article 47 of the proposed changes.
     4) Newly Established Supplemental Provisions
     Progress measures to accompany changes made to the fiscal term shall be included as newly established supplemental provisions.
     In addition, these changes to the Articles of Incorporation shall become effective as of October 31, 2010, provided that, the Share Transfer Approval Resolution is approved at this Company’s Annual Meeting of Shareholders, the share transfer plan (hereafter, “Transfer Plan”) with regards to the Share Transfer Approval Resolution is approved on the side of CHINTAI at its Extraordinary Meeting of Shareholders, the effectiveness of the Transfer Plan has not been nullified before October 31, 2010, and the procedures for such Joint Share Transfer have not been suspended.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.
2. Contents of the Changes to the Articles of Incorporation
(Underlined portions are subject to change)
Existing Articles of Incorporation	Proposed Changes
Article 1 — Article 10	Article 1 — Article 10
[Provisions omitted]	[As presently in existence]

(Record Date)	[Deleted]
Article 11
     Shareholders whose voting rights are stated or recorded in the shareholder’s registry as of the end of day of March 31 of each year, shall be the shareholders who may exercise their rights at the Annual Meeting of Shareholders for such respective fiscal year.

 2.  Notwithstanding the preceding paragraph, the record date may be changed to another certain date pursuant to a decision made at a Board of Directors’ meeting, provided that it is necessary and advance notice is given. Shareholders, or registered security pledgees, whose voting rights are stated or recorded in the shareholder’s registry as of the end of day of such certain date, shall be the shareholders, or registered security pledgees, who may exercise such rights.

Chapter 3 Shareholder’s Meeting	Chapter 3 Shareholder’s Meeting

(Convocation)	(Convocation)
Article 12	Article 11
The Annual Meeting of Shareholders shall be convened in June of each year, and the Extraordinary Meeting of Shareholders shall be convened whenever necessary.	The Annual Meeting of Shareholders shall be convened within three months following the day of each accounting period’s conclusion, and the Extraordinary Meeting of Shareholders shall be convened whenever necessary.

Article 13 ~ Article 46	Article 12 ~ Article 45
[Provisions omitted]	[As presently in existence]

(Fiscal Year)	(Fiscal Year)
Article 47	Article 46
This Company’s fiscal year shall be from April 1 of each year, to March 31 of the following year.	This Company’s fiscal year shall be from November 1 of each year, to October 31 of the following year.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Existing Articles of Incorporation	Proposed Changes
(Surplus Dividends)	(Surplus Dividends)
Article 48	Article 47
The provisions set forth in each of the sections of Article 459, Paragraph 1 of the Companies Act may be established pursuant to a decision made at a Board of Directors’ meeting.	The provisions set forth in each of the sections of Article 459, Paragraph 1 of the Companies Act may be established pursuant to a decision made at a Board of Directors’ meeting.
 2.  This Company will distribute surplus cash dividends (hereafter, “Cash Dividends”) to those shareholders, or registered security pledgees, stated or recorded in the shareholder’s registry as of the end of day of March 31, or September 30, of each year.
2. This Company will distribute surplus cash dividends (hereafter, “Cash Dividends”) to those shareholders, or registered security pledgees, stated or recorded in the shareholder’s registry as of the end of day of April 30, or October 31, of each year.
3. The provisions set forth in each of the sections of Article 459, Paragraph 1 of the Companies Act may not be established by a decision made at a Shareholder’s Meeting.	3. The provisions set forth in each of the sections of Article 459, Paragraph 1 of the Companies Act may not be established by a decision made at a Shareholder’s Meeting.

(Exclusion of Cash Dividends)	(Exclusion of Cash Dividends)
Article 49	Article 48
[Provisions omitted]	[As presently in existence]

[Newly established]	Supplemental Provision

Notwithstanding the provision set forth in Article 46 (Fiscal Year), the 32nd fiscal year beginning on April 1, 2010, will cover a seven months period until October 31, 2010.
This supplemental provision shall be deleted after the conclusion of the 32nd fiscal year.
3. Schedule

Shareholder’s Meeting date to approve the changes to the Articles of Incorporation	June 29, 2010
(Scheduled)
Effective date of the changes to the Articles of Incorporation	October 31, 2010
(Scheduled)
III. Related Forecasts
1. Earnings Forecast
     Following the change of the fiscal year, information regarding the earnings forecast for the 32nd fiscal year from April 1, 2010 to October 31, 2010 will be released in financial results for the March 2010 Quarter.
     There is no change to the earnings forecast announced for the March 2010 Quarter.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.
2. Dividend Forecast
     Following the change of the fiscal year, the dividend forecast for the 32nd fiscal year from April 1, 2010 to October 31, 2010 is as explained below.

	Dividend per Share (yen)
Record Date	Mid-term Dividend	End-year Dividend	Annul Dividend
Forecast	—	21	21
     There is no change to the earnings dividend forecast announced for the March 2010 Quarter.